April 15, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Niazi

Re:	China Ginseng Holdings, Inc.
Amendment No. 3 to Form 10-12G
File No. 005-54047

Dear Mr. Niazi:

I am counsel to China Ginseng Holdings, Inc. (“China Ginseng”).  China Ginseng received your comment letter April 4, 2011 regarding the above referenced Amendment No. 3 to Form 10-12G.

The SEC letter requested that we respond to your comments by April 18, 2011. However, we intend to file our response and all related amended filings on or before April 25, 2011; we believe that this additional time will enable us to provide the most complete and accurate responses and revised filings. Please feel free to contact the undersigned if you have any questions regarding the Amendment No. 3 to Form 10-12G or this letter.

Very truly yours,
HUNTER TAUBMAN & WEISS, LLP

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Changzhen Liu
China Ginseng Holdings, Inc.
Principal Executive Officer